INDEPENDENCE POINT SECURITIES LLC
SEC ID No. 8-70853
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70853

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Independence Point Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Greenwich Street, Suite 1202
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julie Rosenberg	(212) 468-5854	julie@independencepoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name – if individual, state last, first, and middle name)

5 West 37th Street, 4th Floor	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

12/20/2018	6529
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anne Clarke Wolff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independence Point Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jurat Notary Certificate (Only for use in AR, AZ, CO, CT, DC, DE, GA, ID, IA, IL, KS, KY, MA, MD, ME, MN, MO, MT, NH, NJ, NM, NY, NV, NC, OH, OK, OR, PA, RI, SC, TX, UT, VA, WA)

Document Name: _Annual Reports Form X-17A-5 PART III_

STATE OF _New York_
COUNTY OF _New York_
(County where notarization occurred)

Subscribed and sworn before me on __03__ day of __March__, 20_26_, by
Anne C Wolff (name(s) of signer(s)), who personally appeared before me and (is personally known to me or whose identity was proved on the basis of satisfactory evidence) to be the person whose name is subscribed to in this document.

NAFIUE MUKSIT
Notary Public - State of New York
No. 01MU0044245
Qualified in Queens County
My Commission Expires Dec. 02, 2029

_____
(Signature of notary public)

_____, Notary Public
(Name of notary public)

My commission expires: _Dec 02, 2029_

Official Seal

Personally known _____ OR
Produced identification _Yes_ Type of identification produced: _NYDL_

00-74-0509NSBW 12-2020

INDEPENDENCE POINT SECURITIES LLC

TABLE OF CONTENTS
AS OF DECEMBER 31, 2025

Page(s)

Form X-17A-5 Part III

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Independence Point Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Independence Point Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Independence Point Securities LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Fulvio & Associates, LLP

New York, New York

March 17, 2026

INDEPENDENCE POINT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	7,716,422
Accounts receivable, net		967,848
Clearing broker deposit		100,000
Prepaid assets		91,900
Due from affiliate		4,472
Total Assets	**$**	**8,880,642**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	84,217
Accrued non-discretionary compensation		4,500
Accrued discretionary compensation		3,200,000
TOTAL LIABILITIES		3,288,717

Member's Equity

Member's Equity		5,593,284
Accumulated deficit		(1,359)
MEMBER'S EQUITY		5,591,925
Total Liabilities and Equity	**$**	**8,880,642**

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

Independence Point Securities LLC (the "Company") is wholly-owned by Independence Point Advisors (the "Parent") and was formed on November 23, 2021. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services including merger and acquisition advisory services, equity and debt underwriting group participation and private placements.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement was prepared under the accounting basis and are in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") in accordance with the Accounting Standards Codification ("ASC") of the Financial Standards Board ("FASB").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are comprised of net receivables for advisory and underwriting revenue. These accounts receivable are initially recorded at the amount management expects to collect when revenue has been earned and are stated net of an allowance for credit losses. The Company complies with Accounting Standards Update (ASU) 2016-13 Financial Instruments - Credit Losses (ASC Topic 326) Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. The Company evaluates the specific facts and circumstances for each outstanding accounts receivable and determines if an allowance for credit losses is necessary based on historical payment information, known customer financial concerns, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. As of December 31, 2025, the Company determined the allowance for credit losses for uncollectible accounts was $0.

Cash and Cash Equivalents

The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

NOTE 3   BENEFIT PLAN

The Company's employees participate in a defined contribution profit sharing 401(k) retirement plan (the "Plan") sponsored by the Parent. The Plan provides participants with an opportunity to save for retirement on a tax-advantaged basis. Employees can participate in the Plan on their first day of employment and are able to make contributions up to the limits established by the Internal Revenue Service ("IRS"). Contributions by the Company to the Plan are determined by management within Federal tax limits. Pursuant to Plan provisions, the Parent makes a safe harbor non-elective contribution of 3% of eligible compensation to certain participants per calendar year. The Parent may also make an annual discretionary profit-sharing contribution to the Plan for participants.

NOTE 4   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company's net capital was $7,727,705, which was $7,627,705 in excess of its minimum requirement of $100,000.

NOTE 5   INCOME TAXES

The Company complies with ASC Topic 740, Income Taxes. There is no impact to the Company's financial statement as the Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

NOTE 6   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, an affiliate, the Parent allocates expenses to the Company based on expenses incurred by the Parent on behalf of the Company related to its daily operations. The expenses associated with the Agreement include compensation and benefits, travel and entertainment, professional fees, occupancy and other. As of December 31, 2025, the Parent owes the Company $4,472 related to this Agreement as presented on the Statement of Financial Condition.

NOTE 7   SEGMENT REPORTING

The Company is engaged in a single line of business as a broker dealer, which generates the majority of its revenues from investment banking fees including debt and equity capital markets underwriting and strategic advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Excess net capital is measured in accordance with SEC Rule 15c3-1 (See Note 4) and is reconciled to U.S. GAAP measures. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment asset balances are presented in the Statement of Financial Condition.

NOTE 8   COMMITMENTS AND CONTINGENCIES

In connection with investment banking activities, the Company may from time to time provide underwriting commitments to clients in connection with capital-raising transactions. As of December 31, 2025, the Company had no commitments.

In the ordinary course of business, the Company may be involved in certain legal actions in connection with its activities as a broker dealer. Management is of the opinion that any claims to which the Company is a party will not have a material adverse effect on the Company's financial position or operations. At December 31, 2025, no amount has been accrued for any potential or pending claims, as a probable outcome is not determinable at December 31, 2025.

NOTE 9   CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one bank, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per depositor. As of December 31, 2025, the Company's uninsured cash balance was $7,466,422. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation. No losses have been incurred to date.

NOTE 10   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in this financial statement through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statement.